UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number _____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IGT PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL GAME TECHNOLOGY

9295 Prototype Drive, Reno, NV 89521

(775) 448-7777

REQUIRED INFORMATION

The IGT Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Deloitte & Touche LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

IGT Profit Sharing Plan

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

IGT Profit Sharing Plan

Table of Contents

Note: Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants of the IGT Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of IGT Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Reno, Nevada

June 16, 2004

IGT Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2003	2002
Assets		
Cash	$ 1,113,957	$ 654,191
Investments, at fair value	260,615,358	177,548,610
Loans to participants	9,793,596	8,362,129
Contributions receivable	29,808	70,767
Refunds payable	-	(1,492)
Net assets available for benefits	$271,552,719	$186,634,205

The accompanying notes are an integral part of these financial statements.

IGT Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2003	2002
Additions to net assets attributed to:		
Investment income:		
Net increase in fair value of investments	$ 63,508,906	$ -
Interest	602,125	606,290
Dividends	2,861,885	2,803,464
	66,972,916	3,409,754
Contributions:		
Employer	23,107,119	15,646,224
Participant	12,380,283	10,034,351
Transfer of assets from Anchor Plan	-	26,120,907
Total additions to net assets available for benefits	102,460,318	55,211,236
Deductions from net assets attributed to:		
Net decrease in fair value of investments	-	14,228,022
Benefits paid to participants	13,126,049	9,662,057
Administrative expenses	126,586	147,950
Transfer of assets to United Tote Plan	4,289,169	-
Total deductions from net assets available for benefits	17,541,804	24,038,029
Net increase in net assets available for benefits	84,918,514	31,173,207
Net assets available for benefits:		
Beginning of year	186,634,205	155,460,998
End of year	$ 271,552,719	$186,634,205

The accompanying notes are an integral part of these financial statements.

IGT Profit Sharing Plan

As of and For the Years Ended December 31, 2003 and 2002
Notes to Financial Statements

1. Description of Plan

The IGT Profit Sharing Plan (Plan) is sponsored by International Game Technology (referred throughout these notes as IGT, we, our and us) and consists of two programs: the Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of IGT. The Plan is administered by Fidelity Investments (Fidelity). Refer to "Investment Options" below for further information on available investment funds.

In September 2003, we completed our divestiture of United Tote. A trustee-to-trustee transfer of United Tote's assets included $3.9 million in vested employee deferrals and $387,000 of employee loans. During 2003, we also divested of four other subsidiaries: Colorado Grande Casino, Colorado Central Casino, Anchor Coin Nevada slot route operations and IGT Online Entertainment Systems. There were no trustee-to-trustee transfers of assets for these divestitures.

On December 30, 2001, we completed our acquisition of Anchor Gaming (Anchor) whereby Anchor became a wholly-owned subsidiary of IGT. On April 2, 2002, Anchor employees became eligible to participate in the IGT 401(k) Program and all net assets of the Anchor Gaming 401(k) Plan (Anchor Plan) were transferred to the Plan. Net assets transferred from the Anchor Plan totaled $26.1 million ($25.4 million from its 401(k) program and $674,000 from its 401(k) loan program). For the Plan year 2002, Anchor employees became eligible for the IGT Profit Sharing Program.

Profit Sharing Program

IGT may make an annual profit sharing contribution, as determined by its Board of Directors, based on operating profits. The contribution is allocated to eligible participants' accounts proportionately based on annual eligible compensation. Profit Sharing Program contributions vest according to the "Benefit Payments and Vesting" schedule below.

Our employees are eligible to participate in the Profit Sharing Program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

401(k) Program

On August 1, 2003, IGT increased the maximum amount participants may contribute to their accounts from 15% to 40% of their annual salary. Highly compensated employees may make elective deferral contributions up to 7% of their annual salary. Also, as of August 1, 2003, employees began making pre-tax contributions to their accounts upon completion of 30 days of full time employment, or one year or 1,000 hours of part-time employment. Prior to this date, employees were required to complete 90 days of full-time employment before being eligible to make pre-tax contributions to their accounts. A participant may discontinue contributions to the Plan at any time.

IGT's 401(k) contribution matching program provides for the matching of 100% of an employee's contributions up to $750. Employees are immediately 100% vested in all 401(k) contributions. The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

Participant Accounts
Each participant's account is credited with employee 401(k) and employer matching contributions, allocations of IGT's profit sharing contributions and forfeitures of non-vested portions of terminated participants' profit sharing contributions, less Plan expenses. Additionally, participants' accounts are affected by earnings and losses on investments.

Investment Options
The Profit Sharing Committee has selected fourteen investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. We invest employer profit sharing contributions in the Spartan® Money Market Fund until they are distributed annually to eligible participants. Once distributed, employer contributions are invested as directed by the participants. The Plan's investment options are:

Retirement Money Market Portfolio
PIMCO Total Return Fund – Administration Class
Fidelity Puritan® Fund
Fidelity Equity-Income II Fund
Spartan® U.S. Equity Index Fund
Baron Asset Fund
Fidelity Dividend Growth Fund
Fidelity OTC Portfolio
FMA Small Company Portfolio
Fidelity Diversified International Fund
IGT Unitized Stock Fund
Franklin Small-Mid Cap Growth Fund – Class A
Fidelity Low-Priced Stock Fund
Credit Suisse Capital Appreciation

Benefit Payments and Vesting

Participants are immediately vested in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and the related earnings. Employer contributions to each participant's profit sharing account vest based upon years of continuous service. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours. A participant is fully vested after seven consecutive years of service, based on the following schedule:

Completed Years of Service	Vested Portion
0	0%
1	10%
2	20%
3	30%
4	45%
5	60%
6	80%
7	100%

Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.

If a terminating participant's vested account balance totals $5,000 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70-1/2. The Plan allows participants with balances less than $5,000 to receive lump-sum benefit payments. A terminating participant may take a partial lump-sum payment and defer the balance of the account if the remaining balance is at least $5,000.

Hardship Withdrawals

The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for six months following a hardship withdrawal.

Plan Termination

In the event of Plan termination, participants will become 100% vested in their accounts. Although IGT has not expressed any intent to do so, IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans

The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions:

- the loan amount may be no less than $1,000
- the loan amount may be no more than the lesser of 50% of the participant's vested account balance or $50,000
- interest is charged on a simple interest basis at the prime rate plus 1%
- repayment must be over a period not to exceed 60 months

Loan repayments are made through bi-weekly payroll deductions.

Administrative Expenses

Administrative expenses paid by the Plan totaled $126,586 in 2003 and $147,950 in 2002, including management and trustee fees. Consulting fees and record keeping fees are paid by IGT.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan is accounted for on the accrual basis of accounting.

Cash

Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund, maintained in accordance with the Trust Agreement between IGT and Fidelity.

Investments, at Fair Value

All Plan investments are valued at quoted market prices as of December 31, 2003 and 2002. Investments include employer profit sharing contributions not yet distributed and participant investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. As of December 31, 2003 and 2002, net assets available for benefits included $38.7 million and $20.0 million due to participants who have withdrawn from participation in the Plan.

3. Investments

All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices as of December 31:

	2003		2002	
Retirement Money Market Portfolio	$ 32,881,255	(1)	$ 34,372,787	(2)
PIMCO Total Return Fund – Administration Class	15,492,042	(1)	17,465,908	(2)
Fidelity Puritan® Fund	4,870,829		3,669,803	
Fidelity Equity-Income II Fund	20,892,888	(1)	16,083,807	(2)
Spartan® U.S. Equity Index Fund	7,759,333		5,437,665	
Baron Asset Fund	8,595,508		7,561,999	
Fidelity Dividend Growth Fund	22,301,858	(1)	16,976,276	(2)
Fidelity OTC Portfolio	9,515,519		6,180,914	
FMA Small Company Portfolio	2,032,040		1,486,405	
Fidelity Diversified International Fund	9,420,748		6,507,631	
IGT Unitized Stock Fund	93,068,927	(1)	37,359,011	(2)
Franklin Small-Mid Cap Growth Fund – Class A	3,304,235		1,989,813	
Fidelity Low-Priced Stock Fund	7,922,186		5,259,669	
Credit Suisse Capital Appreciation	3,610,878		3,314,935	
Spartan® Money Market Fund	18,947,112	(1)	13,881,987	(2)
Total Investments	$260,615,358		$177,548,610	

(1) This investment represented five percent or more of the Plan's net assets in 2003.
(2) This investment represented five percent or more of the Plan's net assets in 2002.

4. Changes in Fair Value of Investments by Fund

Changes in fair value of investments by fund were as follows for the years ended December 31:

	2003	2002
Increase (decrease) in Fair Value of Investments:		
PIMCO Total Return Fund – Administration Class	$ 152,125	$ 186,234
Fidelity Puritan® Fund	760,299	(466,820)
Fidelity Equity-Income II Fund	5,301,790	(3,517,190)
Spartan® U.S. Equity Index Fund	1,724,930	(1,521,129)
Baron Asset Fund	2,199,860	(2,179,033)
Fidelity Dividend Growth Fund	4,175,267	(4,709,508)
Fidelity OTC Portfolio	2,796,786	(1,894,927)
FMA Small Company Portfolio	548,826	(243,013)
Fidelity Diversified International Fund	2,706,769	(764,116)
IGT Unitized Stock Fund	39,026,483	4,260,357
Invesco Growth Fund	-	(451,100)
Franklin Small-Mid Cap Growth Fund – Class A	892,568	(853,453)
Fidelity Low-Priced Stock Fund	2,297,406	(877,449)
Credit Suisse Capital Appreciation	925,797	(1,196,875)
Total Increase (decrease) in Fair Value of Investments	$ 63,508,906	$(14,228,022)

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is trustee as defined by the Plan and therefore, theses transactions qualify as party-in-interest transactions. At December 31, 2003 and 2002, the Plan held 1,036,300 and 774,803 units of common stock of IGT, the sponsoring employer, with a cost basis of $42.3 million and $18.3 million.

6. Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2000, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

IGT Profit Sharing Plan

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at the End of Year)
as of December 31, 2003

(a)	(b)	(c)			(e)
	Description	Maturity Date	Interest Rate	Units	Current Value
	Retirement Money Market Portfolio			32,881,255	$ 32,881,255
	PIMCO Total Return Fund – Admin. Class			1,446,503	15,492,042
*	Fidelity Puritan® Fund			263,716	4,870,829
*	Fidelity Equity-Income II Fund			917,159	20,892,888
	Spartan® U.S. Equity Index Fund			196,887	7,759,333
	Baron Asset Fund			196,110	8,595,508
*	Fidelity Dividend Growth Fund			816,918	22,301,858
*	Fidelity OTC Portfolio			293,056	9,515,519
	FMA Small Company Portfolio			94,032	2,032,040
*	Fidelity Diversified International Fund			390,578	9,420,748
*	IGT Unitized Stock Fund			1,036,300	93,068,927
	Franklin Small-Mid Cap Growth Fund – Class A			109,339	3,304,235
*	Fidelity Low-Priced Stock Fund			226,478	7,922,186
	Credit Suisse Capital Appreciation			235,851	3,610,878
	Spartan® Money Market Fund			18,947,112	18,947,112
	Total Investments				260,615,358
	Loan Fund	01/02/03 to 12/30/08	5% to 10.5%		9,793,596
	Total Assets Held For Investment Purposes				$270,408,954

Notes on columns (a) through (e):
(a) * Indicates a party-in-interest to the Plan
(b) General description of investments
(c) Where omitted, maturity dates and stated rates of interest are not applicable due to the nature of these investments
(e) Fair market value of investments

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGT PROFIT SHARING PLAN

By: IGT Profit Sharing Plan Committee

By: /s/ Randall J. Kirner   Date: June 25, 2004
Randall J. Kirner
Vice President Human Resources and
Chairman, IGT Profit Sharing Plan Committee